UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 2 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the "Company") previously notified the Securities and Exchange Commission on Form N-6F, filed on April 7, 2011 and amended on August 3, 2011, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submitted the following information:

Name:	Oaktree Finance, LLC

Address of Principal Office:	c/o Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Telephone Number:	(213) 830-6300

Name and address for agent for service of process:	Todd Molz
Managing Director and General Counsel
Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

This Amendment No. 2 to the Company's Form N-6F filed on April 7, 2011 and amended on August 3, 2011 is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time of the original filing.

The undersigned Company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

[Signature page follows.]

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Los Angeles and the State of California on the 3rd day of November, 2011.

OAKTREE FINANCE, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and
Associate General Counsel

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director